Exhibit 7.1

August 2, 2013

VIA EMAIL AND FEDERAL EXPRESS

Board of Directors

Donegal Group Inc.

1195 River Road

Marietta, PA 17547-0302

Board of Directors

Donegal Mutual Insurance Company

1195 River Road

Marietta, PA 17547-0302

Attention: Mr. Donald H. Nikolaus, Chairman, CEO and President

Gentlemen:

As you know, my tender offer for 962,636 of the outstanding shares of Class B Common Stock (“Class B Shares”) of Donegal Group Inc. (“DGI”) expired on July 31, 2013.

I would like to propose the following amicable transaction: Subject to due diligence for a period of three weeks for me and my banking institutions and to my obtaining financing on commercially reasonable terms, I would be willing to pay $22 per share for 3,300,000 Class B Shares from Donegal Mutual. I would reduce my price from $30 to $22 per Class B Share because Don Nikolaus apparently believes I am overpaying for the Class B Shares at $30 per share. After the successful acquisition of these Class B Shares, I would own 53.5% of the total voting power of DGI’s equity, and 28.5% of the total stock. I have been in preliminary contact with a large investment bank, and with lending institutions, and have been informed that on an “amicable” basis, there should be no problem in facilitating the acquisition of control of DGI, especially in light of the amount of capital I would contribute to the transaction. I would not require that you withdraw DGI from the marketplace during this due diligence period and would not require any break-up fee if my offer is topped, other than to reimburse me for any commitment fees which I would be required to pay to secure the availability of financing. This offer would be subject to all applicable regulatory approvals, which you would not oppose, as this offer would be consensual. Again, I ask the DGI and Donegal Mutual Boards of Directors (the “Boards”) to do their fiduciary duty, and not let DGI and Donegal Mutual continue as a Nikolaus family fiefdom.

If the Boards accept this proposal, then I would suspend my plans to acquire up to 962,636 Class B Shares in the open market and privately negotiated transactions, subject to required prior regulatory approvals.

I am available to meet with the Boards to explain why I believe such an amicable transaction would be in the best interests of Donegal Mutual and DGI, its shareholders and employees. On behalf of all DGI shareholders, I sincerely hope that you accept my invitation.

Very truly yours,

/s/ Gregory M. Shepard
Gregory M. Shepard